August 18, 2025

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Withdrawal of Post Qualification Amendments on Form 1-A POS (File No. 024-12056)

Ladies and Gentlemen:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, CalTier Fund I LP (the “Company”), respectfully requests the withdrawal of its Post Qualification Amendments on Form 1-A POS (File No. 024-12056) publicly filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2024, August 22, 2024, December 2, 2024, and February 14, 2025, (collectively, the “Post Qualification Amendments”), including the exhibits thereto.

The Company is requesting the consent of the Commission to the withdrawal of the Post Qualification Amendments because the Company has decided to file a new offering statement on Form 1-A. In accordance with the requirements of Rule 259, the Company hereby confirms that none of the securities that are the subject of the Post Qualification Amendments have been sold. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Post Qualification Amendments effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ Matthew Belcher

Matthew Belcher, CEO of CalTier, Inc., the Manager CalTier Fund I LP